UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2017

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Bioblast Regains Compliance with NASDAQ Minimum Bid Price Requirement

On October 10, 2017, Bioblast Pharma Ltd. (the “Company”) received a letter from The NASDAQ Stock Market (“NASDAQ”) stating that it has regained compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market.

The Company had previously announced that it had received notice from NASDAQ that the bid price of its ordinary shares was below $1.00 per share for 30 consecutive business days and, as a result, the Company was not in compliance with Listing Rule 5550(a)(2). The Company was provided with 180 days, or until October 9, 2017, to regain compliance with Listing Rule 5550(a)(2).

After the Company effected a 5 to 1 reverse split of its share capital on September 25, 2017, NASDAQ determined that for 10 consecutive business days from the date of the reverse split, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, NASDAQ informed the Company that it has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Fredric Price
Name:	Fredric Price
Executive Chairman

Date: October 16, 2017